SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

PANDION THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 698340106	Schedule 13G	Page 2 of 10

1.	NAME OF REPORTING PERSON AI Pan LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 2,827,883
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 2,827,883

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,827,883
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.6%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 29,519,902 shares of the Issuer’s Common Stock as of November 12, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020.

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CUSIP No. 698340106	Schedule 13G	Page 3 of 10

1.	NAME OF REPORTING PERSON Access Industries Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 2,827,883
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 2,827,883

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,827,883
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.6% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 29,519,902 shares of the Issuer’s Common Stock as of November 12, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, as filed with the SEC on November 16, 2020.

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CUSIP No. 698340106	Schedule 13G	Page 4 of 10

1.	NAME OF REPORTING PERSON Access Industries Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 2,827,883
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 2,827,883

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,827,883
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.6% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 29,519,902 shares of the Issuer’s Common Stock as of November 12, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, as filed with the SEC on November 16, 2020.

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CUSIP No. 698340106	Schedule 13G	Page 5 of 10

1.	NAME OF REPORTING PERSON Len Blavatnik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 2,827,883
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 2,827,883

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,827,883
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.6% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Based on 29,519,902 shares of the Issuer’s Common Stock as of November 12, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, as filed with the SEC on November 16, 2020.

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CUSIP No. 698340106	Schedule 13G	Page 6 of 10

Item 1

(a)	Name of Issuer:

Pandion Therapeutics, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

134 Coolidge Avenue
Watertown, Massachusetts 02472

Item 2

(a)	Name of Person Filing:

Each of the following is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

AI Pan LLC
Access Industries Holdings LLC
Access Industries Management, LLC
Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence:

The address of each of the Reporting Persons is:

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, NY 10019

(c)	Citizenship:

Mr. Blavatnik is a citizen of the United States of America. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number:

698340106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

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CUSIP No. 698340106	Schedule 13G	Page 7 of 10

Item 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the Issuer’s Common Stock as of December 31, 2020, based on 29,519,902 shares of the Issuer’s Common Stock as of November 12, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
AI Pan LLC	2,827,883	9.6%	0	2,827,883	0	2,827,883
Access Industries Holdings LLC	2,827,883	9.6%	0	2,827,883	0	2,827,883
Access Industries Management, LLC	2,827,883	9.6%	0	2,827,883	0	2,827,883
Len Blavatnik	2,827,883	9.6%	0	2,827,883	0	2,827,883

Each of Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by AI Pan LLC, a subsidiary in a multi-tier corporate structure of which Access Industries Holdings LLC is the parent holding company and is ultimately managed by Access Industries Management, LLC and controlled by Mr. Blavatnik.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Exchange Act Rule 14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2021

AI PAN LLC

By:	Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS INDUSTRIES HOLDINGS LLC

By:	Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS INDUSTRIES MANAGEMENT, LLC

By:

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

*
Signature

Len Blavatnik
Name

*

The undersigned, by signing his name hereto, executes this Schedule 13G on behalf of Mr. Blavatnik pursuant to the Limited Power of Attorney filed with the Securities and Exchange Commission on July 24, 2020.

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact